January 28, 2013

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Balanced Capital Fund, Inc.

File Nos. 002-49007 and 811-02405

Post-Effective Amendment No. 62

Dear Mr. Ganley:

On behalf of BlackRock Balanced Capital Fund, Inc. (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 9, 2013 regarding Post-Effective Amendment No. 62 to the Fund’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 50 to the Fund’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1:	Will BlackRock Cayman Master Total Return Portfolio I, Ltd. (the “Subsidiary”) have a separate investment advisory contract subject to Section 15 of the 1940 Act? If not, why?

Response :	BlackRock Advisors, LLC (the “Adviser”) and its affiliates provide investment advisory and administration services to the Subsidiary under a contract that does not provide for an investment advisory fee, and thus is not a contract subject to the provisions of Section 15 of the 1940 Act. The other expenses of the Subsidiary are disclosed to Fund shareholders as a separate line item on the Fund’s fee table.

As part of a master-feeder structure, the Fund gains exposure to fixed-income securities through its investment in the Master Total Return Portfolio (the “Total Return Portfolio”), a series of Master Bond LLC. The Adviser and Master Bond LLC are parties to an investment advisory contract (the “Master Fund Advisory Contract”) pursuant to which the Adviser manages the assets of the Total Return Portfolio for an investment advisory fee (the Adviser and the Fund are also parties to an investment advisory contract (the “Feeder Fund Advisory Contract”), but the Adviser has contractually agreed to waive its investment advisory fee under the Feeder Fund Advisory Contract by the amount of any investment advisory fees the Fund pays the Adviser indirectly through the Fund’s investment in the Total Return Portfolio). The Master Fund Advisory Contract and the Feeder Fund Advisory Contract are subject to Section 15 of the 1940 Act. The Total Return Portfolio is the sole shareholder of the Subsidiary and the Board of Directors of Master Bond LLC (which is the same Board of Directors of the Fund) oversee the operations of the Subsidiary.

Under these circumstances, the Fund does not believe that there is a need for the Board of Directors of the Subsidiary to conform to the corporate governance requirements of the 1940 Act. Unlike independent board members of a registered fund, the directors of the Subsidiary do not review or approve an advisory contract subject to the provisions of Section 15 of the 1940 Act, and act only on behalf of the Total Return Portfolio as the Subsidiary’s sole shareholder. The Fund believes that its shareholders are adequately protected from any potential self-dealing by the Subsidiary’s service providers because the Board of the Fund and Master Bond LLC are each comprised of a super-majority of Independent Directors who oversee the operations of the Subsidiary.

Comment 2:	Will the Board of Directors of the Subsidiary comply with Section 10 of the 1940 Act? If not, why?

Response :	The Subsidiary is wholly-owned by the Total Return Portfolio. The Subsidiary cannot take any extraordinary action without the approval of the Board of Directors of the Fund and Master Bond LLC, which oversees the operations of the Subsidiary. The directors of the Subsidiary are also a subset of the Directors of the Fund and Master Bond LLC and are appointed by and serve at the pleasure of the Board of the Fund and Master Bond LLC. The operations of the Subsidiary are subject to the review and oversight of the Chief Compliance Officer of the Fund and Master Bond LLC and the compliance policies and procedures of the Fund and Master Bond LLC, which are approved and reviewed by the Board of the Fund and Master Bond LLC. Independent Directors currently comprise more than 80% of the Board of the Fund and Master Bond LLC. The directors of the Subsidiary will sign the Fund’s and the Master Bond LLC’s Registration Statements.

The Subsidiary serves as a vehicle by which the Fund, through its investment in the Total Return Portfolio, can make certain types of investments in commodity-linked swaps and other derivatives while still receiving “qualifying income” from the Subsidiary so that the Fund can maintain its status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). As a result, the Subsidiary exists solely to serve as a vehicle so that the Fund and Master Bond LLC can make certain types of investments in compliance with the Code. The Subsidiary is not an attempt by the Fund or Master Bond LLC to do indirectly what it cannot do directly.

The Fund believes that subjecting the Board of Directors of the Subsidiary to the requirements of the 1940 Act would serve no purpose to the Fund’s shareholders, and would only add another layer of expense to the Fund.

Comment 3:	Please represent that the Subsidiary has an agent for service of process located in the United States.

Response :	The Subsidiary has an agent for service of process located in the United States.

Comment 4:	Please represent that the financial statements of the Subsidiary will be presented or consolidated with the financial statements of the Fund.

Response :	The Subsidiary’s financial statements will be consolidated with the Total Return Portfolio’s financial statements, which are included in the Fund’s annual and semi-annual reports to Fund shareholders. The Fund respectfully submits that the Total Return Portfolio’s financial statements are the appropriate financial statements to consolidate with the Subsidiary’s financial statements because the underlying fixed-income securities to which Fund investors are exposed are principally held by the Total Return Portfolio and not the Fund.

Comment 5:	Please represent that the holdings of the Subsidiary will be treated as the holdings of the Fund for purposes of the Fund’s fundamental investment restrictions.

Response :	The holdings of the Subsidiary will be treated as holdings of the Fund for purposes of the Fund’s fundamental investment restrictions.

Comment 6:	Please represent that the assets of the Subsidiary will be subject to the same custody requirements of the Fund.

Response :	The assets of the Subsidiary will be subject to the same custody requirements as the Fund.

*  *  *  *  *  *  *  *  *  *

The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8865 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:      Ben Archibald, Esq.

           Maria Gattuso, Esq.

January 28, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Balanced Capital Fund, Inc. (the “Registrant”)
Securities Act File No. 002-49007
Investment Company Act File No. 811-02405

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A of the Registrant, as filed with the Commission on November 21, 2012 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BlackRock Balanced Capital Fund, Inc.

By:        /s/ Benjamin Archibald

Name:   Benjamin Archibald

Title:     Secretary